Exhibit 99.1

Pulsenmore Announces Strategic Partnership with Ouma Health to Expand Access to Remote Prenatal Care Across the United States

FDA-authorized home ultrasound technology to be integrated into Ouma Health’s virtual maternity care model, creating a scalable pathway to expand the adoption of home ultrasound in prenatal care across the United States

Ramat Gan, Israel, June 24, 2026 /PRNewswire/ Pulsenmore Ltd. (NASDAQ, TASE: PLSM), a pioneer in home ultrasound technology, today announced a strategic partnership with Ouma Health, a leading provider of virtual maternity care solutions in the United States.

Through the collaboration, Ouma Health will incorporate Pulsenmore’s FDA-authorized home ultrasound platform as part of its virtual maternity care platform, enabling clinicians to extend prenatal ultrasound monitoring beyond the clinic and into patients’ homes while maintaining continuous connection between expectant mothers and their care teams throughout pregnancy.

For Pulsenmore, the agreement represents a significant expansion of its presence in the U.S. maternal health market and an opportunity to integrate its home ultrasound platform into an established virtual care model serving expectant mothers nationwide.

“Maternal healthcare is undergoing a fundamental transformation toward more connected, patient-centered care models,” said Dr. Elazar Sonnenschein, Founder and CEO of Pulsenmore. “By partnering with Ouma Health, we have an opportunity to bring ultrasound beyond the walls of the clinic and into established virtual maternity care pathways, helping healthcare professionals expand access to prenatal monitoring while keeping patients at the center of care. With 35% of U.S. counties classified as maternal care deserts, virtual care models combined with home ultrasound technology Will play an important role in closing critical access gaps for expectant mothers.”

“At Ouma, we care for patients who often face significant geographic and logistical barriers to prenatal care, including those living in maternity deserts and underserved communities,” said Dr. Sina Haeri, CEO of Ouma Health. “Pulsenmore’s technology gives us a way to bring more of the prenatal monitoring experience into the home, while keeping patients connected to a clinical team that can review the information and guide next steps. This partnership helps us make virtual maternity care more clinically complete, especially for patients who cannot easily access specialty care in person.

Maternal health remains one of the most critical areas of healthcare delivery in the United States. As healthcare organizations look for ways to improve access, patient engagement, and care coordination, home ultrasound is emerging as a meaningful component of virtual and hybrid prenatal care models.

The collaboration aims to deliver transformative care for the most underserved patients and establish insights and experience to support future expansion opportunities with healthcare systems, maternity care providers, and payer organizations seeking innovative approaches for maternal health delivery. Home ultrasound has the potential to become an important part of the next generation of prenatal care, helping healthcare providers expand access, improve patient engagement, and deliver more connected pregnancy care beyond traditional clinical settings.

About Pulsenmore

Pulsenmore Ltd. is dedicated to revolutionizing maternal health through home-use ultrasound technology that connects mothers and healthcare providers remotely. By leveraging advanced imaging and telemedicine, Pulsenmore makes prenatal care patient-centric, expanding access and improving continuity of care. For more information, visit www.pulsenmore.com

About Ouma Health

Ouma Health is the nation’s largest independent maternity telemedicine company, providing comprehensive care from preconception through postpartum. Founded and run by maternal-fetal medicine specialists, Ouma is committed to equity, innovation, and outcomes, serving patients in all 50 states through partnerships with major payors, health systems, OB groups, FQHCs, reproductive agencies, and employers. For more information, visit www.oumahealth.com.

This press release contains forward-looking statements. In particular, statements using words such as “may,” “seek,” “will,” “consider,” “likely,” “assume,” “estimate,” “expect,” “anticipate,” “intend,” “believe,” “contemplate,” “do not believe,” “aim,” “goal,” “due,” “predict,” “plan,” “project,” “continue,” “potential,” “positioned,” “guidance,” “objective,” “outlook,” “trends,” “future,” “could,” “would,” “should,” “target,” “on track” or their negatives or variations, and similar terminology and words of similar import, generally involve future or forward-looking statements. Such forward-looking statements include, but are not limited to, statements relating to the expected outcome of Pulsenmore’s engagement with OUMA. Forward-looking statements reflect Pulsenmore’s current views, plans, or expectations with respect to future events or financial performance. They are inherently subject to significant business, economic, competitive, and other risks, uncertainties, and contingencies. Forward-looking statements are based on Pulsenmore’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict, including, but not limited to, the following: the Company’s lack of operating history; the Company’s current and future capital requirements and the Company’s belief that its existing cash will be sufficient to fund its operations for more than one year from the date that the financial statements are issued; the Company’s ability to manufacture, market and sell its products and to generate revenues; the Company’s ability to maintain its relationships with key partners and grow relationships with new partners; the Company’s ability to maintain or protect the validity of its U.S. and other patents and other intellectual property; the Company’s ability to launch and penetrate markets in new locations and new market segments; the Company’s ability to retain key executive members and hire additional personnel; the Company’s ability to maintain and expand intellectual property rights; interpretations of current laws and the passages of future laws; the Company’s ability to achieve greater regulatory compliance needed in existing and new markets; the Company’s ability to achieve key performance milestones in its planned operational testing; the Company’s ability to establish adequate sales, marketing and distribution channels; security, political and economic instability in the Middle East that could harm its business; and acceptance of the Company’s business model by investors. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the SEC, including, but not limited to, the risks, uncertainties and other factors included in the Company’s Form 20-F (SEC File No. 001-43033), filed with the SEC on December 29, 2025. The inclusion of forward-looking statements in this or any other communication should not be considered as a representation by Pulsenmore or any other person that current plans or expectations will be achieved. Forward-looking statements speak only as of the date on which they are made, and Pulsenmore undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future developments, or otherwise, except as otherwise required by law.

Investor Contact:

Miri Segal-Scharia

MS-IR LLC

msegal@ms-ir.com